UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-21764

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant: Perry Ellis International, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 3000 N.W. 107th Avenue

City, State and Zip Code: Miami, Florida 33172

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Company has determined that certain changes are necessary to the disclosures in the footnote relating to the classification of certain intercompany transactions in the consolidating cash flow in the Company’s financial statements, and as such the Company’s auditors were not able to complete the audit of the Company’s financial statements within the required period of time. These changes could not be finalized by the filing deadline without unreasonable effort or expense.

These changes are not expected to impact the financial information previously reported by the Company in its Form 8-K dated March 17, 2008, which incorporated a press release relating to the Company’s results for the fourth quarter and fiscal year ended January 31, 2008.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas D’Ambrosio	(305) 873-1083
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Company’s Current Report on Form 8-K dated March 17, 2008, total revenues for fiscal 2008 were $863.9 million compared to $829.8 million for fiscal 2007. Net income in fiscal 2008 was $28.2 million compared to net income of $22.4 million in fiscal 2007. The reasons for those changes are described in the above-referenced Form 8-K.

Perry Ellis International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Perry Ellis International, Inc.

Date: April 15, 2008	By:	/s/ Thomas D’Ambrosio
	Name:	Thomas D’Ambrosio
	Title:	Senior Vice President and Corporate Controller